October 20, 2011	Trading Symbol: TSX – HNC

Updated Preliminary Economic Assessment models
production of saleable concentrate

2.18 billion lb. of nickel and 123 million lb. of cobalt recovered to high quality 18% nickel concentrate

16.0% pretax IRR, 13.6% after tax IRR at $8.50/lb. nickel

At 8% discount rate, US $1,292 million pretax NPV, US $725 million after tax NPV

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) is pleased to release the results of a new Preliminary Economic Assessment (PEA) of its wholly owned Turnagain Nickel Project in Northwestern British Columbia. In a fundamental shift from the previous PEA released in 2010, the project will now produce nickel concentrate for sale rather than building a complex on-site refinery.

The study, authored by AMC Mining Consultants (Canada) Ltd., recommends the project be built as an open pit mine and mill processing 43,200 tonnes per day (tpd) for the first five years producing 52.72 million pounds (23,912 tonnes) of nickel and 2.82 million pounds (1,280 tonnes) of cobalt in concentrate annually. This is followed by an expansion to 86,000 tpd for the next sixteen years producing 97.87 million pounds (44,394 tonnes) of nickel and 5.36 million pounds (2,433 tonnes) of cobalt in concentrate annually.

A focused metallurgical program, initiated in 2010, dramatically improved the metallurgy of the project resulting in the ability to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents. This allows the project to move forward without the higher technical risk and larger capital previously required for the construction of a refinery at site. The recent approval of the construction of the Northwest BC power transmission line from Terrace to Bob Quinn has facilitated the supply of reliable and competitively priced electrical power for the Turnagain Project.

“Our updated study represents a major milestone for the Turnagain Project,” said Mark Jarvis, CEO of Hard Creek Nickel. “We now have a long life project that is able to produce a very desirable, clean concentrate product that the world’s nickel smelters need. This will be an open pit mine using SAG mills, ball mills and standard flotation tanks, so technical risk has been reduced dramatically. Coupled with that is a reduction in initial capital required, from $2.9 billion to $1.3 billion. This makes our financial metrics competitive with every other large greenfield nickel project in the world.”

KEY DATA

Initial Capital Investment	US $1,319 million
Expansion Capital in Year 5	US $555 million
Payback period*	7.4 years
Mill operation	27.2 years

IRR pre-tax* (100% equity)	16.0%
IRR after-tax* (100% equity)	13.6%

NPV pre-tax* (8% discount)	US $1,292 million
NPV after-tax* (8% discount)	US $725 million

Mill throughput	Year 1-5	43,200 tonnes per day
	Year 6-21	86,000 tonnes per day

Mill feed grade	Year 1-5	0.261% Ni, 0.014% Co
	Year 6-21	0.246% Ni, 0.013% Co

Pit Resource	Measured	206 million tonnes, 0.231% Ni, 0.014% Co
	Indicated	356 million tonnes, 0.226% Ni, 0.013% Co
	Inferred	201 million tonnes, 0.235% Ni, 0.013% Co

* Based on:	Nickel Price: US $8.50 per lb.
Cobalt Price: US $14.00 per lb.
Exchange Rate: 0.95 US$/CAN$

This PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

FINANCIAL VALUATION

The PEA indicates the economic returns from the project justify further development of the Turnagain project and recommendations have been made to HNC to proceed to pre-feasibility level.

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0% . The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

The Base Case with +/- nickel price scenario is presented as follows:

	-	Base Case	+

Nickel (US$/lb)	7.50	8.50	9.50
Exchange Rate (US$/CAN$)	0.90	0.95	1.00

Pre-Tax
IRR (100% equity)	13.3%	16.0%	18.4%
NPV ( 5% discount, US$ million)	1,628	2,383	3,138
( 8% discount, US$ million)	777	1,292	1,807
(10% discount, US$ million)	405	813	1,220

After-Tax
IRR (100% equity)	11.2%	13.6%	15.6%
NPV ( 5% discount, US$ million)	1,001	1,490	1978
( 8% discount, US$ million)	388	725	1,059
(10% discount, US$ million)	122	390	654

Payback Period (years)	8.3	7.4	6.8

Smelter Netback (%)	70.3	72.4	74.1

Net Smelter Return (US$/t milled)
Years 1-5	18.59	21.59	24.59
Years 6-21	17.36	20.18	22.99
LOM	15.89	18.46	21.03

Nickel C1* Cash Cost (US$/lb)
Years 1-5	4.09	4.23	4.38
Years 6-21	4.05	4.20	4.35
LOM	4.11	4.26	4.41

* The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to payable nickel metal delivered to market, net of by-product credits (cobalt).

CAPITAL AND OPERATING COSTS

The total initial capital investment in the project is estimated to be US $1.32 billion, which represents the total direct and indirect costs, including associated infrastructure, power transmission line, and contingencies. The Base Case presented in the PEA is designed for increased production in year six which requires expansion in year five. The following table shows the initial and expansion capital distributed between the various project components.

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	834	469	1,418
Other & Sustaining	209	18	477
Working Capital	32	0	32
Total Capital	$1,319	$555	$2,333

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

	(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$8.37	$7.78	$7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :      223,212,000 tonnes @ 0.22% Ni and 0.014% Co
Indicated  :      524,494,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred     :      537,480,000 tonnes @ 0.20% Ni and 0.013% Co

The plan provided in the PEA limits the pit mining to 21 years with milling of the stockpiles for several additional years for a total mine life of 27.2 years. The PEA base case in-pit mined resource consist of 206 million tonnes of measured resource at 0.231% Ni, 0.014% Co, 356 million tonnes of indicated resource at 0.226% Ni, 0.013% Co,and 201 million tonnes of inferred resource at 0.235% Ni, 0.013% Co.

Additional in-pit resource potential exists beyond the PEA base case limits consisting of 21 million tonnes of measured resource at 0.196% Ni and 0.012% Co, 117 million tonnes of indicated resource at 0.195% Ni and 0.012% Co and 361 million tonnes of inferred resource at 0.214% Ni and 0.012% Co.

DEVELOPMENT PLAN

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The deposit will be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Ore will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

Key metrics for mining and processing are shown below:

	Year 1-5	Year 6-21	Total LOM

Strip Ratio	0.74	0.83	0.82

Annual Throughput (Mtonnes)	15.777	31.286	28.109

Annual Mill Feed Grade
Nickel (%)	0.261	0.246	0.230
Cobalt (%)	0.014	0.013	0.013

Annual Recoveries
Nickel (%)	58.0	57.7	56.4
Cobalt (%)	58.0	57.7	56.4

Annual Metal Production
Nickel (lbs x 1000)	52,717	97,871
Cobalt (lbs x 1000)	2,822	5,363

Concentrate Production
Ni (%)	18.0	18.0
Co (%)	0.96	0.99
Dry (tonnes)	132,846	246,663

Metal Production (lbs x 1000)
Nickel (lbs x 1000)			2,181,552
Cobalt (lbs x 1000)			123,181

Total Concentrate Production (Dry tonnes)			5,497,474

OPPORTUNITIES

The economics of the PEA do not take into account opportunities for future improvement based on:

Varying the mill throughput. Two scenarios were reviewed in addition to the Base Case presented. They include Scenario 1 with no increased throughput in Year 6 and Scenario 2 starting with increased throughput in Year 1. The comparisons of the scenarios with the Base Case is shown in the table below

FINANCIAL COMPARISON OF SCENARIOS

	Initial capital	Pretax PV8	Pretax	Payback	LOM
	(Billion $US)	(Billion $US)	IRR	(yr)	(yr)

Base Case	1.32	1.29	16.0%	7.4	27.2

Scenario 1	1.20	0.73	13.5%	6.9	49.5

Scenario 2	1.84	1.57	17.7%	5.1	24.7

Base Case includes US $555 million additional capital in Year 5 for expansion in Year 6
Scenario 1 at constant 15.9 Mtpa
Scenario 2 at constant 31.3 Mtpa
Scenarios 1 and 2 are estimates (not developed to same level of accuracy as the Base Case)

Other opportunities include:

  Potential for payable platinum and palladium in the concentrate
  Improved metallurgical performance
  Increased mine life with existing defined resource and Hatzl area resource
  Optimization of tailings storage facility construction
  Additional resource potential for both nickel/cobalt and platinum/palladium within the Turnagain ultramafic complex
  Third party ownership/operation of the transmission line
  Financing of the proposed interconnection fee tariffs over five years
  Shared access development cost

CONFERENCE CALL

Hard Creek Nickel Corporation will hold a conference call on Monday, October 24, 2011 at 10 a.m. Pacific Standard Time (1 PM Eastern Time) to discuss the Updated Preliminary Economic Assessment. To access the conference call, please dial:

North America Toll Free:	1 866 223 7781
International:	1 416 340 8018

You may also access a live webcast of the conference call via Hard Creek Nickel’s website at www.hardcreek.com. The event will be archived and available for replay through October 24, 2012.

TECHNICAL REPORT

The technical report will be prepared by AMC Mining Consultants (Canada) Ltd. and its associate companies AMC Consultants Pty Ltd. and AMC Consultants UK Ltd. (collectively “AMC). AMC provides a broad range of mine engineering, geotechnical, geological and corporate consulting services to exploration, mining and financial services worldwide. AMC’s scoping, pre-feasibility and feasibility studies have embraced large and small projects, both surface and underground and covering a wide range of minerals and commodities.

The technical report of the PEA will be posted on the Company’s website (www.hardcreek.com) as well as Sedar and Edgar within 45 days.

Qualified Persons

The qualified persons responsible for the preparation of the final PEA document will be:

  Mr. Alan Riles, AusIMM, Proj. Manager, Metallurgy/Proc Plant., AMC Vancouver
  Mr. Bert Smith, P.Eng. Mining Review of Technical Report, AMC Vancouver
  Mr. Mo Molavi, P.Eng. Infrastructure , AMC Vancouver
  Mr. Pat Stephenson, P.Geo. Geology and Overall Peer Review of Technical Report, AMC Vancouver
  Mr. Robert Fong, P.Eng. Mining Engineer, MMTS Calgary
  Mr. Ronald Simpson, P.Geo. Senior Geologist, GeoSim Services Inc. Vancouver
  Mr. Daniel Friedman, P.Eng. Civil Engineer, Knight Piésold, Vancouver
  Mr. Mike Wise, P.Eng. Transmission Overview, Valard Constr. Ltd., Vancouver
  Mr. Stan Sladen, P.Eng. Transmission Estimate, Valard Constr. Ltd., Vancouver
  Dr. John Reid, AusIMM, Reid Resource Consult., Market Analysis, Australia

This press release uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"
MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com